Ex-99.23(h)(xxiii)
DRIEHAUS MUTUAL FUNDS
DRIEHAUS ACTIVE INCOME FUND
Shareholder Services Plan
(Effective as of June 1, 2009)
     This Plan (the “Plan”), as amended from time, constitutes the Shareholder Services Plan with respect to the shares of beneficial interest of the Driehaus Active Income Fund (the “Fund”) of the DRIEHAUS MUTUAL FUNDS, a Delaware statutory trust (the “Trust”).
     The Trust, on behalf of the Fund, may pay to banks and their affiliates, other institutions and service professionals (including investment advisers and broker-dealers) and other entities which shall from time to time serve in accordance with a written contract as shareholder servicing agent of the Fund (each, a “Servicing Agent”), a fee (the “Shareholder Services Fee”) for services rendered and expenses borne by the Servicing Agent in connection with the provision of certain services to investors in the Fund (“Investors”), at an annual rate specified by the Board of Trustees of the Trust, but not to exceed 0.25% of the average daily net assets attributable to shares representing such Investors’ interests in the Fund. Such services may include but shall not be limited to the following: (i) transfer agent and sub-transfer agent services for beneficial owners of Fund shares, (ii) aggregating and processing purchase and redemption orders for Fund shares, (iii) providing beneficial owners of shares who are not record owners with statements showing their positions in the Fund, (iv) receiving and transmitting funds representing the purchase price or redemption proceeds of Fund shares, (v) processing dividend payments for Fund shares, (vi) providing sub-accounting services for Fund shares held beneficially, (vii) forwarding shareholder communications, such as proxies, shareholder reports, dividend and tax notices, and updating prospectuses to beneficial owners of Fund shares who are not record owners, (viii) receiving, tabulating and transmitting proxies executed by beneficial owners of Fund shares who are not record owners, (ix) responding to Investors’ inquiries regarding their interests in the Fund and (x) performing such other related services as the Fund may request (collectively, the “Shareholder Services”). However, no payments shall be made under this Plan for services that constitute distribution services, which includes any activity that is primarily intended to result in the sale of shares (which may be paid only pursuant to a plan adopted under Rule 12b-1 of the Investment Company Act of 1940) and no payments shall be made under this Plan that would constitute “service fees” as defined in FINRA Rule 2830, which covers payment for personal services and/or maintenance of shareholder accounts.
     A form of contract for use with Servicing Agents shall be approved by the Board of Trustees. Agreements with Servicing Agents may be executed by the officers of the Trust, with subsequent notice to the Board.
     The Board shall periodically receive reports on the entities serving as Servicing Agents and the amounts paid to each agent.
     The Board shall periodically review this Shareholder Services Plan and the Shareholder Services Fee paid thereunder.